FSB PREMIER WEALTH MANAGEMENT, INC.

Financial Report
December 31, 2021

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44865

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FSB Premier Wealth Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

131 Tower Park Drive, Suite 115

(No. and Street)

Waterloo	IA	50701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacob Myrvik	319-235-6561	jmyrvik@fsbfs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC

(Name – if individual, state last, first, and middle name)

10135 Manchester Road, Suite 206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

6667

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney Duroe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FSB Premier Wealth Management, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA — JACOB MYRVIK COMMISSION NO. 819208 MY COMMISSION EXPIRES 07/31/2027

Signature: [signature]

Title: FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FSB Premier Wealth Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FSB Premier Wealth Management, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FSB Premier Wealth Management, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as FSB Premier Wealth Management, Inc.'s auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
March 23, 2022

FSB PREMIER WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$745,308
Marketable securities owned	1,039,538
Intangible assets, net of accumulated amortization	67,200
Prepaid expenses	9,000
Other assets	37,204
Furniture and equipment, net of accumulated depreciation of $6,902	-
TOTAL ASSETS	$1,898,250

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued compensation and benefits	$513,066
Other liabilities	17,250
Total liabilities	530,316

STOCKHOLDER'S EQUITY

Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	454,805
Retained earnings	910,427
Total stockholder's equity	1,367,934
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,898,250

See notes to financial statements.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies

Nature of business
FSB Premier Wealth Management, Inc. (the Company) conducts business as a broker-dealer in securities and as a registered investment advisor. The Company primarily serves individual and institutional customers in Iowa and has an office in Iowa.

The Company is a wholly-owned subsidiary of FSB Financial Services, Inc. (the Parent). Farmers State Bank (the Bank) is a commercial bank and a wholly-owned subsidiary of the Parent. The Company has certain transactions with the Bank.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents
Cash and cash equivalents consist of cash held in bank accounts and money market funds.

Concentrations of credit risk
The Company's cash is on deposit at the Bank and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Marketable securities owned
Marketable securities owned are carried at fair value. Unrealized gains and losses are included in earnings of the reporting period.

Furniture and equipment
Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of three to five years.

Income taxes
The Company files consolidated income tax returns with the Parent which is an S corporation. The consolidated items of taxable income and expense are reported by the Parent's stockholders and the Company is not generally subject to income tax.

As of December 31, 2021, the Parent's income tax returns for the years 2018 through 2021 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1. Summary of significant accounting policies (continued)

GAAP requires the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. As of December 31, 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal or agent in a contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Allowance for doubtful accounts
The Company believes that amounts due from its clearing organization are fully collectible; thus an allowance for doubtful accounts was not considered necessary at December 31, 2021.

Subsequent Events - In the normal course of preparing the Company's financial statements, management reviews events that occur after the balance sheet date (December 31, 2021) for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through March 21, 2022, which is the date the financial statements were available to be issued.

Note 2. Marketable securities owned

Marketable securities owned as of December 31, 2021 consist of exchange-traded corporate equities held for investment at fair values.

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect Company estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. As of December 31, 2021, all marketable securities were classified as Level 1.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 3.   Net capital requirements

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $50,000. At December 31, 2021, 6 2/3% of aggregated indebtedness was $35,354. Additionally, the Company's net capital was $1,084,693 which was $1,034,693 in excess of the required net capital of $50,000. Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company's percentage of aggregate indebtedness to net capital was 48.89%.

Note 4.   Operating leases

The Company's primary office facilities are located in a building owned by the Bank. The Company leases this space from the Bank on a month-to-month basis. Rent expense to the Bank was $12,956.

Note 5.   Off-balance sheet risk

The Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6.   Employee benefit plan

The Company and the Bank have a 401(k) and profit sharing plan that covers all employees who have met certain eligibility requirements and includes a matching contribution of employee deferrals up to 4.0% of employee compensation. The profit-sharing plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may determine. The Company estimated a profit sharing contribution of 5.0% of employee compensation. Total contribution expense was $58,584.

Note 7.   Related party transactions

The Bank provides the Company with accounting and human resource oversight. Salary expense for these services was $47,044. Employees of the Bank provide brokerage advisor services and earn commission for the Company. Commission expense paid to the related party was $337,250 which was included in the employee compensation and benefits expense on the Statement of Income. The Company has an agreement with the Bank to provide advisory services for the 401(k) and profit sharing plan. The Company received $10,000 from the Bank under this agreement which was included in the investment advisory fees revenue on the Statement of Income.

The Company maintains its short-term operating funds on deposit with the Bank and these funds totaled $49,932 at December 31, 2021. Also, the Company has a credit card with the Bank which had no balance due at December 31, 2021.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 8.   Revenues

Commission revenue
Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as, purchases of other investment products. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as single performance obligation to the product sponsors. Mutual fund trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services are performed.

Total revenue earned through sale and trail commissions disaggregated by investment product category is as follows:

Life Insurance	$177,157
Health and Medicare	7,409
Mutual Funds	56,676
Equities	5,255
Variable Annuities	68,047
Total commission revenue	$314,544

Investment Advisory Fees
Investment advisory fees represent amounts charged to clients' accounts on the Company's advisory platform. The Company provides ongoing investment advice and recommendations. This series of performance obligations transfers control of the services to the client as the services are performed. Revenue is recognized ratably to match the continued delivery of the performance obligations to the client over the life of the contract. The revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' accounts. The consideration for the revenue is constrained due to dependence on unpredictable market impacts on client portfolio values.   The constraint is removed once the portfolio values are determined.

Net trading gains
Net trading gains include mark-to-market gains and losses on marketable securities owned by the Company and miscellaneous revenues.

Interest and dividend income
The Company earns interest and dividend income from client margin accounts and money market funds, net of operating expense.